

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Grayson Pranim
Chief Executive Officer
Sandridge Energy, Inc.
1 E. Sheridan Avenue
Suite 500
Oklahoma City, OK 73104

      Re: Sandridge Energy, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed March 10, 2022
          File No. 001-33784

Dear Mr. Pranim:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Energy & Transportation